SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

China Hydroelectric Corporation

(Name of Issuer)

Ordinary Shares, $0.001 par value per share**

American Depositary Shares

(Title of Class of Securities)

16949D101***

(CUSIP Number)

NewQuest Asia Fund I (G.P.) Ltd.

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman KY1-9005

Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing three ordinary shares, $0.001 par value per share, of China Hydroelectric Corporation.
***	CUSIP number of the American Depositary Shares.

CUSIP No. 16949D101	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS NewQuest Capital Management (Cayman) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,777,569
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,741,619(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%(1)(2)
14	TYPE OF REPORTING PERSON CO

(1)	Includes (A) 6,959,893 Ordinary Shares, or approximately 4.0% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of an option agreement between CPI Ballpark Investments Ltd and Vicis Capital Master Fund, and (B) 10,004,157 Ordinary Shares, or approximately 5.8% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of a warrant issued by China Hydroelectric Corporation. See Item 6 of Amendment No. 1 and this Amendment for a description of the option agreement and warrant.
(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

CUSIP No. 16949D101	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS NewQuest Asia Fund I (G.P.) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,777,569
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 80,777,569
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,741,619(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%(1)(2)
14	TYPE OF REPORTING PERSON CO

(1)	Includes (A) 6,959,893 Ordinary Shares, or approximately 4.0% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of an option agreement between CPI Ballpark Investments Ltd and Vicis Capital Master Fund, and (B) 10,004,157 Ordinary Shares, or approximately 5.8% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of a warrant issued by China Hydroelectric Corporation. See Item 6 of Amendment No. 1 and this Amendment for a description of the option agreement and warrant.
(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

CUSIP No. 16949D101	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS NewQuest Asia Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 80,777,569
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 80,777,569
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,741,619(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%(1)(2)
14	TYPE OF REPORTING PERSON HC, PN

(1)	Includes (A) 6,959,893 Ordinary Shares, or approximately 4.0% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of an option agreement between CPI Ballpark Investments Ltd and Vicis Capital Master Fund, and (B) 10,004,157 Ordinary Shares, or approximately 5.8% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of a warrant issued by China Hydroelectric Corporation. See Item 6 of Amendment No. 1 and this Amendment for a description of the option agreement and warrant.
(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

CUSIP No. 16949D101	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS CPI Ballpark Investments Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,777,569
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 80,777,569
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,741,619(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%(1)(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes (A) 6,959,893 Ordinary Shares, or approximately 4.0% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of an option agreement between CPI Ballpark Investments Ltd and Vicis Capital Master Fund, and (B) 10,004,157 Ordinary Shares, or approximately 5.8% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of a warrant issued by China Hydroelectric Corporation. See Item 6 of Amendment No. 1 and this Amendment for a description of the option agreement and warrant.
(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

This Amendment No. 2 (this “Amendment”) is filed to amend and supplement the Schedule 13D relating to the ordinary shares, par value $0.001 per share (“Ordinary Shares”) and American Depositary Shares, each representing three Ordinary Shares (“ADSs”), of China Hydroelectric Corporation (the “Company”), filed by the Reporting Persons named therein with the Securities and Exchange Commission (the “SEC”) on December 5, 2012, as amended by Amendment No. 1 filed with the SEC on July 3, 2013 (as amended, the “Schedule 13D”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

CPI, a limited liability company organized under the laws of the Republic of Mauritius, is a wholly owned subsidiary of NewQuest Asia Fund I, L.P., a Cayman Islands exempted limited partnership (“NewQuest”). NewQuest Asia Fund I (G.P.) Ltd., a Cayman Islands exempted company (“NewQuest GP”), is the sole general partner of NewQuest. NewQuest Capital Management (Cayman) Limited, a Cayman Islands exempted company (“NewQuest Management”), provides management and advisory services to NewQuest GP.

CPI is engaged in the business of investments in equity, equity-linked and debt securities of varying types issued by U.S. corporate or foreign issuers. The principal address of CPI is: 10th Floor, Raffles Tower, 19 Cybercity, Ebene, Republic of Mauritius.

NewQuest is engaged in the business of investments in equity, equity-linked and debt securities of varying types issued by U.S. corporate or foreign issuers. The sole general partner of NewQuest is NewQuest GP. The principal address of NewQuest is: c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

NewQuest GP is engaged in the business of investing and managing equity, equity-linked and debt securities of varying types issued by U.S. corporate or foreign issuers. NewQuest GP was formed to serve as the sole general partner of NewQuest. The principal address of NewQuest GP is: c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

NewQuest Management, among other things, provides management and advisory services to NewQuest GP. The principal address of NewQuest Management is: c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

CPI, NewQuest, NewQuest GP and NewQuest Management are referred to herein as the “Reporting Persons”.

Information concerning each executive officer, director and controlling person (the “Listed Persons”) of each of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein.

During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

On July 31, 2013, CPI exercised a portion of the Option and purchased 28,000,000 Ordinary Shares from Vicis for an aggregate purchase price of $19,500,000.00 (or approximately $0.70 per Ordinary Share). The source of funds for this transaction was NewQuest’s working capital.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) CPI may be deemed to beneficially own an aggregate of 97,741,619 Ordinary Shares, or approximately 56.8% of the Ordinary Shares deemed outstanding, which consists of (i) 80,777,569 Ordinary Shares directly beneficially owned by CPI (which include 10,114,506 Ordinary Shares represented by 3,371,502 ADSs and 70,663,063 Ordinary Shares), or approximately 46.9% of the Ordinary Shares deemed outstanding, (ii) 6,959,893 Ordinary Shares, or approximately 4.0% of the Ordinary Shares deemed outstanding, that CPI may be deemed to beneficially own under Rule 13d-3 pursuant to the terms of the Option Agreement, and (iii) 10,004,157 Ordinary Shares, or approximately 5.8% of the Ordinary Shares deemed outstanding, that CPI may be deemed to beneficially own under Rule 13d-3 pursuant to the terms of the Warrant. NewQuest, its sole general partner, NewQuest GP, and NewQuest Management, an investment manager of NewQuest GP, may be deemed to beneficially own all of the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by CPI. The foregoing calculations of percentage ownership are based on 172,061,324 Ordinary Shares deemed to be outstanding for purposes of this Amendment, which consists of 162,057,167 Ordinary Shares issued and outstanding as represented by the Company in its Annual Report on Form 20-F filed on April 18, 2013, as amended, and an additional 10,004,157 Ordinary Shares that may be issued by the Company to CPI upon exercise of the Warrant in full.

Except as set forth in this Item 5(a), neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Listed Persons beneficially owns any Ordinary Shares or ADSs.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) The information set forth, or incorporated by reference, in Item 3 of Amendment No.1 and this Amendment is hereby incorporated by reference.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

As disclosed in Item 3 of this Amendment, CPI has purchased 28,000,000 Ordinary Shares from Vicis pursuant to the Option Agreement. CPI exercised a portion of the Option and CPI and Vicis agreed on the aggregate purchase price payable in connection with such exercise and other amended terms of the Option Agreement in a letter agreement, dated July 31, 2013 (the “Letter Agreement”). Pursuant to the Option Agreement (as amended by the Letter Agreement), CPI has the option (the “Amended Option”) to purchase 6,959,893 Ordinary Shares, which may be exercised in whole or in part, from Vicis at any time until April 3, 2014. The aggregate exercise price for the Amended Option is (i) $5,219,919.75 if the Amended Option is exercised after July 31, 2013 but on or before September 30, 2013, and (ii) $6,959,893.00 if the Amended Option is exercised after September 30, 2013 but on or before April 3, 2014.

The descriptions of the Option Agreement and the Letter Agreement set forth in this Amendment are not intended to be complete and are qualified in their entirety by reference to the full text of the Option Agreement, a copy of which was attached as Exhibit 99.2 to Amendment No. 1, and the Letter Agreement, a copy of which is attached hereto as Exhibit 99.1, both of which are incorporated herein by reference.

The information set forth, or incorporated by reference, in Items 3 and 5 of this Amendment is hereby incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits.

The following agreements are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Letter Agreement, dated July 31, 2013, by and between CPI Ballpark Investments Ltd and Vicis Capital Master Fund (furnished herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2013	NEWQUEST CAPITAL MANAGEMENT (CAYMAN) LIMITED

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

NEWQUEST ASIA FUND I (G.P.) LTD.

	By:	/s/ Darren C. Massara
	Name:	Darren C. Massara
	Title:	Director

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

NEWQUEST ASIA FUND I, L.P.
	By:	NewQuest Asia Fund I (G.P.) Ltd.

	By:	/s/ Darren C. Massara
	Name:	Darren C. Massara
	Title:	Director

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

CPI BALLPARK INVESTMENTS LTD

	By:	/s/ Subhash C. Lallah
	Name:	Subhash C. Lallah
	Title:	Director

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of NewQuest Capital Management (Cayman) Limited. The business address of each of the executive officers and directors of NewQuest Capital Management (Cayman) Limited is: c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

Name	Position with NewQuest Capital Management (Cayman) Limited	Citizenship; Principal Occupation

Randhirsingh Juddoo	Director	Republic of Mauritius; Managing Director, Trident Trust Company (Mauritius) Limited, 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Republic of Mauritius

Rajan Rosick	Director	Republic of Mauritius; Head of New Business, Trident Trust Company (Mauritius) Limited, 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Republic of Mauritius

Ryutaro Aida	Director	Japan; Financial Advisor, 3-7-11-301 Azabu Juban Minato Ku Tokyo 1060045 Japan

Darren C. Massara	Director	United States of America; Managing Partner, NewQuest Capital Advisors (HK) Limited, 26/F, 8 Wyndham Street, Central, Hong Kong

Min Lin	Director	China; Partner, NewQuest Capital Advisors (HK) Limited, 26/F, 8 Wyndham Street, Central, Hong Kong

Ashraf Ali Deenmahomed	Alternate Director	Republic of Mauritius; Head of Fund Administration, Trident Trust Company (Mauritius) Limited, 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Republic of Mauritius

Bonnie Sum Wai Lo	Alternate Director	Hong Kong; Partner, NewQuest Capital Advisors (HK) Limited, 26/F, 8 Wyndham Street, Central, Hong Kong

Amit Gupta	Alternate Director	Republic of India; Partner & Chief Operating Officer, NewQuest Capital Advisors (HK) Limited, 26/F, 8 Wyndham Street, Central, Hong Kong

The following sets forth the name and present principal occupation of each executive officer and director of NewQuest Asia Fund I (G.P.) Ltd. The business address of each of the executive officers and directors of NewQuest Asia Fund I (G.P.) Ltd. is: c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

Name	Position with NewQuest Asia Fund I (G.P.) Ltd.	Citizenship; Principal Occupation

Randhirsingh Juddoo	Director	See above.

Rajan Rosick	Director	See above.

Ryutaro Aida	Director	See above.

Darren C. Massara	Director	See above.

Min Lin	Director	See above.

Ashraf Ali Deenmahomed	Alternate Director	See above.

Bonnie Sum Wai Lo	Alternate Director	See above.

Amit Gupta	Alternate Director	See above.

The following sets forth the name and present principal occupation of each executive officer and director of NewQuest Asia Fund I, L.P. The business address of each of the executive officers and directors of NewQuest Asia Fund I, L.P. is: c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

Name	Position with NewQuest Asia Fund I, L.P.	Citizenship; Principal Occupation

NewQuest Asia Fund I (G.P.) Ltd.	General Partner	Not applicable.

The following sets forth the name and present principal occupation of each director and alternate director of CPI Ballpark Investments Ltd. The business address of each of the executive officers and directors of CPI Ballpark Investments Ltd is: 10th Floor, Raffles Tower, 19 Cybercity, Ebene, Republic of Mauritius.

Name	Position with CPI Ballpark Investments Ltd	Citizenship; Principal Occupation

Subhash C. Lallah	Director	Republic of Mauritius; Senior Counsel, Lallah Chambers, 108-109, Chancery House, Lisley Geoffroy St, Port Louis, Republic of Mauritius

Georges A. Robert	Director	Republic of Mauritius; Senior Attorney, 8 Georges Guibert Street, Port Louis, Republic of Mauritius

Darren C. Massara	Director	See above.

Amit Gupta	Director	See above.

Ryutaro Aida	Director	See above.

Bonnie Sum Wai Lo	Alternate Director	See above.

Min Lin	Alternate Director	See above.

Mithilesh Lallah	Alternate Director	Republic of Mauritius; Barrister, Lallah Chambers, 108-109, Chancery House, Lislet Geoffroy St, Port Louis, Republic of Mauritius